LIGHTWAVE ACQUISITION CORP.

14755 Preston Road
Suite 520
Dallas TX 75254

June 20, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attention: Stacie Gorman and David Link

Re:	LightWave Acquisition Corp.
Registration Statement on Form S-1
Filed May 20, 2025, as amended File No. 333- 287412

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, LightWave Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on June 24, 2025, or as soon as thereafter practicable.

Very truly yours,

/s/ Robert Bennett
Robert Bennett
Chief Executive Officer

cc:	Loeb & Loeb LLP